Exhibit 1

ELBIT VISION SYSTEMS LTD.
Bareket 7, Industrial Park Caesarea
P.O.B 3047, Caesarea, Israel
________________

MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

August 31, 2010

Following are the minutes of the Annual General Meeting (the "Meeting") of the Shareholders of Elbit Vision Systems Ltd. (the "Company") held at the offices of Yigal Arnon & Co. 1 Azrieli Center, 46th Floor, Tel Aviv, Israel on August 31, 2010, at 11:00 a.m. (Israel time).

The number of shares present at the meeting (whether in person or by proxy): 42,480,307 constituting 61% of the voting power of the Company as of July 30, 2010 (the record date).

Samuel Cohen, as chairman of the board of directors was appointed chairman of the meeting.

The following resolutions were adopted:

1.
That the election of Messrs. Sam Cohen, Yaron Menashe, Yaky Yanay and David Hanuka to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders, is hereby approved.

The total number of shares voted in relation to this resolution was 38,338,072

38,315, 722 votes were cast in favor of the resolution, constituting 99.94% of the total number of shares voted. 17,750 votes were cast against the resolution and 4,600 were cast as abstentions.

2.	That the election of Ms. Orit Stav to serve as an External Director of the Company for a three-year term upon the fixed remuneration terms provided under applicable law, is hereby approved.

The total number of shares voted in relation to this resolution was 38,338,372

38,316,669 votes were cast in favor of the resolution, constituting  99.94% of the total number of shares voted. 17,103 votes were cast against the resolution and 4,600 votes were cast as abstentions.

Section 239 of the Israel Companies Law 5759-1999 (the “Companies Law”) stipulates that an external director shall be appointed if the shareholder majority conforms to at least one of the following two conditions:

(i)	the majority must include at least one third of the voting power of the non-controlling shareholders and who have cast their vote with respect to the proposal (other than abstentions), OR

(ii)	the total number of votes cast against such appointment by voting shareholders who are not controlling shareholders is less than one percent (1%) of the total voting rights of the Company.

Of the 38,316,669 votes that were cast in favor of the appointment, 5,579,863 were cast by non-controlling shareholders constituting 99.69%  of all the votes cast in relation to the resolution by non-controlling shareholders (which totalled 5,596,966 votes.

The 17,103 votes that were cast against the appointment were cast by non-controlling shareholders.

3.
That the re-election of Mr. Amos Uzani as an external director of the Company for an additional three-year term, commencing from the date of the termination of his current term, being December 11, 2010, upon the fixed remuneration terms provided under applicable law, is hereby approved

The total number of shares voted in relation to this resolution was 38,338,072

38,315,869 votes were cast in favor of the resolution, constituting  99.94% of the total number of shares voted. 17,103 votes were cast against the resolution and 5,100 votes were cast as abstentions.

Section 239 of the Israel Companies Law 5759-1999 (the “Companies Law”) stipulates that an external director shall be appointed if the shareholder majority conforms to at least one of the following two conditions:

(i)	the majority must include at least one third of the voting power of the non-controlling shareholders and who have cast their vote with respect to the proposal (other than abstentions), OR

(ii)	the total number of votes cast against such appointment by voting shareholders who are not controlling shareholders is less than one percent (1%) of the total voting rights of the Company.

Of the 38,315,869 votes that were cast in favor of the appointment, 5,579,063 were cast by non-controlling shareholders, constituting 99.69%  of all the votes cast in relation to the resolution by non-controlling shareholders (which totalled 5,596,166 votes).

The 17,103 votes that were cast against the appointment were cast by non-controlling shareholders.

4.
That the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu as the independent public accountants of the Company for the year ending December 31, 2009, and the authorization of the Company’s Audit Committee to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services, are hereby ratified.

The total number of shares voted in relation to this resolution was 38,338,072

38,316,722 votes were cast in favor of the resolution, constituting  99.94% of the total number of shares voted. 4,750 votes were cast against the resolution and 16,600 votes were cast as abstentions.

At the Meeting the shareholders had an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2009 and the Consolidated Statement of Income for the year then ended.

The meeting was adjourned until 5:00 P.M. on the same day, August 31 2010 in order for the Audit Committee and Board of Directors to review and decide upon Proposals 5, 6, 7 and 8 before re-opening the voting polls to the shareholders.

The Company's Audit Committee and Board of Directors respectively approved each of Proposals 5 through 8 and the shareholders' meeting was reconvened.

The number of shares present at the reconvened meeting (whether in person or by proxy): 42,480,307, constituting 61% of the voting power of the Company as of July 30, 2010 (the record date).

Samuel Cohen resumed acting as chairman of the meeting

The following resolutions were adopted:

5.
To approve a certain consulting agreement between the Company and Cyloes Ltd., for the services of Mr. Samuel Cohen in accordance with the terms described in Annex 1 to the Proxy Statement circulated in connection with the Meeting.

As Mr. Samuel Cohen is deemed to be a controlling shareholder as defined in the Law, the approval of the terms of the consulting agreement described above constitutes a transaction in which a controlling shareholder has a personal interest under the Companies Law, and consequently the proposal must be approved by either:

(i)
the majority of the votes cast on the proposal at the Meeting including at least one-third of the voting power of our shareholders who are present in person or by proxy at the meeting, vote on the proposal who do not have a "Personal Interest" (as defined in the Proxy Statement), OR

(ii)
the majority of the votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by our shareholders who are present in person or by proxy at the Meeting, vote on the proposal and do not have a "Personal Interest" (as defined in the Proxy Statement), does not exceed 1% of all the voting power in the Company.

The total number of shares voted in relation to this resolution was 38,789,287

38,616,381 votes were cast in favor of the resolution, constituting 99.53% of the total number of shares voted. 20,100 votes were cast against the resolution and 161,806 votes were cast as abstentions.

The total number of votes cast (excluding abstentions) by shareholders with no personal interest was 21,949,666. Of these votes 21,931,016 votes were cast in favor of the resolution, constituting 99.92% of the total number of shares voted by those with no personal interest. 18,650 votes were cast against the resolution.

6.
To approve and ratify that certain consulting agreement between the Company and Yaron Financial Services Ltd., for the services of Mr. Yaron Menashe in accordance with the terms described in Annex 2 to the Proxy Statement circulated in connection with the Meeting.

As Mr. Yaron Menashe is deemed to be a controlling shareholder as defined in the Law, the approval of the terms of the consulting agreement described above constitutes a transaction in which a controlling shareholder has a personal interest under the Companies Law, and consequently the proposal must be approved by either:

(i)
the majority of the votes cast on the proposal at the Meeting including at least one-third of the voting power of our shareholders who are present in person or by proxy at the meeting, vote on the proposal who do not have a "Personal Interest" (as defined in the Proxy Statement), OR

(ii)
the majority of the votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by our shareholders who are present in person or by proxy at the Meeting, vote on the proposal and do not have a "Personal Interest" (as defined in the Proxy Statement), does not exceed 1% of all the voting power in the Company.

The total number of shares voted in relation to this resolution was 38,789,287

38,616,381 votes were cast in favor of the resolution, constituting 99.53% of the total number of shares voted.  20,100 votes were cast against the resolution and 161,806 votes were cast as abstentions.

The total number of votes cast (excluding abstentions) by shareholders with no personal interest was 21,949,666. Of these votes 21,931,016 votes were cast in favor of the resolution, constituting 99.92% of the total number of shares voted by those with no personal interest. 18,650 votes were cast against the resolution.

7.
To approve the payment to each of Messrs. Yanay and Hanuka the fixed remuneration terms set forth in the Regulations promulgated under the Companies Law, for both annual fees and participation in meetings of the board of directors and its committees; and the grant to each of options to purchase 170,000 ordinary shares of the Company at an exercise price equal to the closing price of the Company’s ordinary shares on the Over the Counter Bulletin Board in the United States, at the date of grant, which options shall vest in equal portions each quarter for three years, for as long as Mr Yanay or Mr Hanuka, as applicable, continues to serve as a director on our Board and shall be subject to the Company’s Employee Option Plan (2006).

The total number of shares voted in relation to this resolution was 38,338,072

36,231,125 votes were cast in favor of the resolution, constituting  94.50% of the total number of shares voted. 2,100,047 votes were cast against the resolution and  6,900 votes were cast as abstentions.

8.
(i) Subject to the approval of Proposal 7, to grant Ms. Orit Stav options to purchase 170,000 ordinary shares of the Company, at an exercise price equal to the closing price of the Company’s ordinary shares on the Over the Counter Bulletin Board at the date of grant, which shall vest in equal portions quarterly for three years, for so long as Ms. Stav continues to serve as an external director of the Company, and shall be subject to the Company’s Employee Option Plan (2006); and (ii) subject to the approval of Proposal 7, to grant Mr. Amos Uzani, options to purchase 140,000 ordinary shares of the Company, which shall vest in full on September 11, 2010, provided that Mr. Uzani is serving as an external director of the Company at such time and which shall be subject to the Company’s Employee Option Plan (2006).

The total number of shares voted in relation to this resolution was 38,338,072

36,228,925 votes were cast in favor of the resolution, constituting 94.50% of the total number of shares voted. 2,104,047 votes were cast against the resolution and  5,100 votes were cast as abstentions.

There being no further business, the meeting was adjourned.

/s/ Samuel Cohen Samuel Cohen, Chairman of the Board of Directors